EXHIBIT 99.1

GLG Life Tech Corporation Provides Update on Year End Filing Delay

VANCOUVER, British Columbia, April 13, 2012 (GLOBE NEWSWIRE) -- GLG Life Tech Corporation (Nasdaq:GLGL) (TSX:GLG) ("GLG" or the "Company") announces the progress on the filing of its annual financial statements, related management discussion and analysis, Annual Information Form (and related Form 40-F in the United States) and the CEO and CFO certifications (collectively, the "Required Documents"), all relating to the period ended December 31, 2011.

The Company continues to actively work with its auditors to complete the audit of its financial statements. The Company has obtained and provided to its auditors additional third party information identified by its auditors in the past two weeks, however the process is continuing. The Company's management, together with its audit committee continue to cooperate with its auditors to provide the information as soon as possible, and continues to work diligently towards filing the Required Documents on or before April 30, 2012.

The Company confirms that it has been granted the previously sought management cease trade order ("MCTO") from applicable Canadian securities regulatory authorities. Until the Required Documents are filed, the Company will satisfy the provisions of the alternative information guidelines in accordance with National Policy 12-203 – Cease Trade Orders for Continuous Disclosure Defaults by issuing bi-weekly status reports in the form of news releases.

The applicable Canadian securities regulatory authorities may issue a general cease trade order against the Company for failure to file the Required Documents within the prescribed time period or sooner if GLG fails to file its default status reports during the prescribed time limits.

There are no insolvency proceedings that GLG is subject to and there is no other material information concerning the affairs of the Company that has not been generally disclosed.

The GLG Life Tech Corporation logo is available at http://www.globenewswire.com/newsroom/prs/?pkgid=7994

Forward-looking statements: This press release contains certain information that may constitute "forward-looking statements" and "forward looking information" (collectively, "forward-looking statements") within the meaning of applicable securities laws. Such forward-looking statements include, without limitation, statements evaluating the market, potential demand for stevia and general economic conditions and discussing future-oriented costs and expenditures. Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes" or variations of such words and phrases or words and phrases that state or indicate that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved.

While the Company has based these forward-looking statements on its current expectations about future events, the statements are not guarantees of the Company's future performance and are subject to risks, uncertainties, assumptions and other factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. Such factors include amongst others the effects of general economic conditions, consumer demand for our products and new orders from our customers and distributors, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations, industry supply levels, competitive pricing pressures and misjudgments in the course of preparing forward-looking statements. Specific reference is made to the risks set forth under the heading "Risk Factors" in the Company's Annual Information Form for the financial year ended December 31, 2010. In light of these factors, the forward-looking events discussed in this press release might not occur.

Further, although the Company has attempted to identify factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

As there can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements, readers should not place undue reliance on forward-looking statements.

Financial outlook information contained in this press release about prospective results of operations, capital expenditures or financial position is based on assumptions about future events, including economic conditions and proposed courses of action, based on management's assessment of the relevant information as of the date hereof. Such financial outlook information should not be used for purposes other than those for which it is disclosed herein.

CONTACT: Stuart Wooldridge, Investor Relations
         Phone: +1 (604) 669-2602 ext. 104
         Fax: +1 (604) 662-8858
         Email: ir@glglifetech.com